SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, DC 20549

                                              FORM 6-K

                                  REPORT OF FOREIGN PRIVATE ISSUER
                                PURSUANT TO RULE 13a-16 OR 15d-16 OF
                                 THE SECURITIES EXCHANGE ACT OF 1934

                                     For the month of June, 2003

                               China Petroleum & Chemical Corporation
                                       A6, Huixindong Street,
                                  Chaoyang District Beijing, 100029
                                     People's Republic of China
                                        Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                        No    X
             --------                 --------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of :

         The announcement of resolutions passed at the annual general meeing for the year 2002, on June 10, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").

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                              [GRAPHIC OMITTED]
                     CHINA PETROLEUM & CHEMICAL CORPORATION
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


               Announcement of Resolutions Passed at the Annual
                       General Meeting for the Year 2002


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Sinopec Corp. and all members of its board of the directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
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The Annual General Meeting for the year 2002 (the "AGM") of China Petroleum &
Chemical Corporation ("Sinopec Corp.") was held at Kempinski Hotel at No. 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 10 June 2003 at 9:00 a.m. 4 shareholders and authorized proxies holding an aggregate of 78,273,952,457 shares carrying voting rights of Sinopec Corp., representing 90.2788% of the total voting shares of Sinopec Corp., were present at the AGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of Sinopec Corp. The AGM was chaired by Mr. Chen Tonghai, Chairman of the board of directors of Sinopec Corp. After consideration and voting by the shareholders and authorized proxies, the following resolutions were passed at the AGM as Ordinary Resolutions:


1. The report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2002 was approved.


     Votes in favour of the resolution: 78,271,501,457 shares; and votes against the resolution: 5,000 shares, representing 99.9999936% and 0.0000064% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.


2. The report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2002 was approved.


     Votes in favour of the resolution: 78,271,501,457 shares; and votes against the resolution: 5,000 shares, representing 99.9999936% and 0.0000064% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.


3. The audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2002 were approved.


     Votes in favour of the resolution: 78,267,652,657 shares; and votes against the resolution: 3,855,800 shares, representing 99.9950738% and 0.0049262% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.


4.   Sinopec Corp.'s 2002 profit appropriation plan and the final dividend.


     According to the financial statements of Sinopec Corp. for the year 2002 prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, the audited net profit was RMB14.121 billion and RMB16.080 billion respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., profits available for allocation shall be the lower of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, which is RMB14.121 billion. 10% of the profits available for allocation (RMB1.412 billion) shall be allocated to the statutory surplus reserve, and 10% (RMB1.412 billion) shall be allocated to the statutory public welfare fund. For the long-term development of Sinopec Corp. and the stable returns in the future to the shareholders' investments, RMB7 billion shall be allocated to the discretionary surplus reserve. Taken into account of the shareholders' interests and the stability of Sinopec Corp.'s dividend policy, on the basis of the total number of issued shares of 86.702 billion at the end of year 2002, cash dividend distributable per share for the year is RMB0.08 (including tax). The total amount of cash dividend is RMB6.936 billion. After the interim cash dividend of RMB1.734 billion, being RMB0.2 per share (including tax), is deducted, the final cash dividend for distribution at the end of 2002 would be RMB5.202 billion, being RMB0.06 per share. The remaining RMB7.367 billion will be carried forward to year 2003. Shareholders whose name appear on the register on 20 June 2003 will be entitled to receive the final dividend and the payment date of the final dividend is expected to be on or about 30 June 2003.


     Votes in favour of the resolution: 78,273,927,457 shares; and votes against the resolution: 25,000 shares, representing 99.9999681% and 0.0000319% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.


5. The re-appointments of KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2003 were approved and the board of directors was authorised to fix their remuneration.


     Votes in favour of the resolution: 78,270,076,657 shares and votes against the resolution: 3,855,800 shares, representing 99.9950740% and 0.0049260% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.


6. The board of directors was authorised to decide matters relating to the payment of interim dividends for the year 2003.


     Votes in favour of the resolution: 78,273,827,457 shares; and votes against the resolution: 105,000 shares, representing 99.9998659% and 0.0001341% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.


7. Mr. Liu Genyuan and Mr. Liu Kegu were elected as additional directors of the Second Session of the board of directors of Sinopec Corp.


     The Articles of Association of Sinopec Corp., as amended at the Extraordinary General Meeting on 22 April 2003, have been approved by the relevant government authorities. In accordance with the provisions of the Articles of Association as amended, each of the above resolutions on the elections of directors was passed separately at the AGM using cumulative voting system.


     The voting results for each of the elected directors are as follows:


     (1) Mr. Liu Genyuan: Mr. Liu Genyuan was elected as a director with 78,234,435,657 shares voting for his election and 39,485,800 shares voting against his election, representing 99.9495543% and 0.0504457%, respectively, of the total number of voting shares held by the shareholders (including proxies) present at the AGM;


     (2) Mr. Liu Kegu: Mr. Liu Kegu was elected as a director with 78,234,435,657 shares voting for his election and 39,485,800 shares voting against his election, representing 99.9495543% and 0.0504457%, respectively, of the total number of voting shares held by the shareholders (including proxies) present at the AGM;

The independent directors of Sinopec Corp. have given independent opinions to consent to the nomination of the candidates for directors at the first meeting of the Second Session of the board of directors. Mr. He Fei, PRC lawyer from Haiwen & Partners, attended the AGM and issued a legal opinion that the calling of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the relevant laws and regulations and the Articles of Association of Sinopec Corp., and the resolutions passed at the AGM are lawful and valid.


According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on Shanghai Stock Exchange was suspended from 9.30 am on 10 June 2003 and will be resumed from 9.30 am on 11 June 2003.


                                                           By Order of the Board
                                                                         Chen Ge
                                             Secretary to the Board of Directors


                                                  Beijing, the PRC, 10 June 2003
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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation

                                                           By: /s/ Zhang Honglin
                                                               -----------------
                                                              Name:Zhang Honglin
                                                         Title:Company Secretary

Date: June 10, 2003